UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Porch Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

733245 104
(CUSIP Number)

Matthew A. Ehrlichman 2200 1st Avenue S., Seattle, Washington 98134 206-947-2472
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 733245 104	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Matthew A. Ehrlichman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,808,518

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
16,808,518

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,808,518

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 733245 104	Page 3 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Porch Group, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 2200 1st Avenue South, Suite 300, Seattle, Washington 98134.  This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by Mr. Ehrlichman on December 31, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.  The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

No consideration was paid by Mr. Ehrlichman to acquire the RSUs and PRSUs (each as defined in Item 4) reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 10, 2022, the Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of the Company approved changes to the annual compensation of Mr. Ehrlichman, who serves as Chairman and Chief Executive Officer of the Company, based on peer group and other market data, internal pay considerations, as well as other retention and incentive considerations.

On February 10, 2022, the Compensation Committee granted 2021 annual equity awards to Mr. Ehrlichman with an aggregate grant value of $5.0 million, consisting of (i) 883,740 performance-based restricted stock units (“PRSUs”) with a grant value of $3.75 million (the “PRSU Award”) and (ii) 144,844 time-based restricted stock units (“RSUs”) with a grant date value of $1.25 million (“Annual RSU Award”).  Also on February 10, 2022, the Compensation Committee granted a special RSU award to Mr. Ehrlichman, consisting of 695,249 RSUs with a grant value of $6.0 million (“Special RSU Award” and, together with the Annual RSU Award, the “RSU Awards”).

Each PRSU represents the right to receive, upon vesting and satisfaction of the performance conditions, one share of Common Stock. One-third of the PRSUs will be earned if, within 36 months following the grant date, the closing price of a share of Common Stock is greater than or equal to $26.00, $28.00 and $30.00, respectively, over any 20 trading days within any 30-consecutive trading day period. One-third of the PRSUs is associated with the achievement of each stock price hurdle. Each PRSU will vest ratably on a quarterly basis on the first day of each quarter, beginning January 1, 2022, over a 30-month vesting period, beginning October 1, 2021, provided Mr. Ehrlichman continues to serve as an employee of the Company through the applicable vesting date (subject to specified exceptions).

CUSIP No. 733245 104	Page 4 of 6 Pages
Each RSU represents the right to receive, upon vesting, one share of Common Stock. Each RSU will vest ratably on a quarterly basis on the first day of each quarter, beginning January 1, 2022, over the applicable vesting period (30 months for the Annual RSU Award and 36 months for the Special RSU Award), beginning October 1, 2021, provided Mr. Ehrlichman continues to serve as an employee of the Company through the applicable vesting date (subject to specified exceptions).  Accordingly, on February 10, 2022, 14,484 RSUs under the Annual RSU Award and 57,937 RSUs under the Special RSU Award (for a total of 72,421 RSUs) vested immediately.  In connection therewith, 18,263 shares of Common Stock were withheld by the Company to pay taxes incurred upon vesting of the RSUs, resulting in a net acquisition of 54,158 shares of Common Stock by Mr. Ehrlichman.

The PRSU Award and the RSU Awards were granted pursuant to the Company’s 2020 Stock Incentive Plan and provide that Mr. Ehrlichman is subject to non-competition and non-solicitation requirements during and for 12 months after employment, as well as recoupment, confidentiality and non-disparagement requirements.

The foregoing descriptions of the PRSU Award and the RSU Awards do not purport to be complete and are qualified in their entirety by reference to the Form of Performance-Based (Market-Condition) Restricted Stock Unit Award Agreement (CEO) and Form of Restricted Stock Unit Award Agreement (CEO), which are attached as Exhibits 2 and 3, respectively, to this Schedule 13D and incorporated by reference herein.

Also on February 11, 2022, Mr. Ehrlichman entered into a new employment agreement with the Company (the “CEO Employment Agreement”).  The CEO Employment Agreement is for an initial term of 36 months and provides for automatic renewals for successive 12-month terms absent written notice from the Company or Mr. Ehrlichman 60 days prior to the expiration of the then-current term. Among other things, the CEO Employment Agreement sets forth Mr. Ehrlichman’s salary and bonus eligibility, as well as severance and equity acceleration terms upon Mr. Ehrlichman’s termination or resignation.

The foregoing description of the CEO Employment Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, Mr. Ehrlichman may be deemed to beneficially own 16,808,518 shares of Common Stock, representing approximately 16.7% of the shares of Common Stock outstanding. This amount includes (i) 7,731,932 shares of Common Stock held directly by Mr. Ehrlichman, (ii) 1,892,203 shares of Common Stock that are obtainable upon exercise of options granted to Mr. Ehrlichman by the Company, of which options to acquire 1,532,397 shares of Common Stock are currently exercisable and options to acquire 193,736 shares of Common Stock are exercisable within 60 days, (iii) 767,671 shares of Common Stock that are obtainable upon vesting and settlement of RSUs granted to Mr. Ehrlichman by the Company, of which 130,358 RSUs vest within 60 days, and (iv) 6,416,712 shares of Common Stock held by West Equities, LLC, over which Mr. Ehrlichman has sole voting and investment power.  This amount excludes (i) 683,530 shares of Common Stock which constitute Earnout Consideration held by Mr. Ehrlichman, and 228,796 shares of Common Stock which constitute Earnout Consideration held by West Equities LLC, which are currently unvested and will only vest if, at any time during the three years following the closing of the Business Combination, the VWAP of Common Stock is greater than or equal to $22.00 for any twenty trading days within any thirty-trading day period, and (ii) 883,740 shares of Common Stock underlying PRSUs granted to Mr. Ehrlichman, which will only be issued to Mr. Ehrlichman upon satisfaction of the performance conditions described in Item 4 of this Amendment No. 1.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (i) 97,961,597 shares of Common Stock outstanding as of December 31, 2021, based on information from the Company, (ii) the 54,158 shares of Common Stock issued to Mr. Ehrlichman upon vesting and net settlement of 72,421 RSUs, as described in Item 4 of this Amendment No. 1, (iii) the 1,892,203 shares of Common Stock issuable to Mr. Ehrlichman upon exercise of options granted to Mr. Ehrlichman by the Company, and (iv) the 767,671 shares of Common Stock issuable to Mr. Ehrlichman upon vesting and (assuming gross) settlement of the RSU Awards.

CUSIP No. 733245 104	Page 5 of 6 Pages
(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated by reference herein.  Other than as set forth herein, no transactions in the Company’s securities have been effected by Mr. Ehrlichman during the past 60 days.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Item 3 and Item 4 of this Amendment No. 1 are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 2 – Form of Performance-Based (Market-Condition) Restricted Stock Unit Award Agreement (CEO) (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2022)

Exhibit 3 – Form of Restricted Stock Unit Award Agreement (CEO) (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K, filed with the SEC on February 11, 2022)

Exhibit 4 – Employment Agreement, by and between Porch Group, Inc. and Matthew Ehrlichman, dated February 11, 2022 (incorporated by reference to Exhibit 10.3 of the Issuer’s current report on Form 8-K, filed with the SEC on February 11, 2022)

CUSIP No. 733245 104	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2022

Matthew A. Ehrlichman

By:	/s/ Matthew A. Ehrlichman